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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                            ExpressJet Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    30218U108
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                      (CUSIP Number of Class of Securities)

                             Chris Kirkpatrick, Esq.
                              Hayman Advisors, L.P.
                           2626 Cole Avenue, Suite 200
                               Dallas, Texas 75204
                                 (214) 347-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 19, 2008
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

-------------------------------                   ------------------------------
CUSIP No. 30218U108                               Page 2 of 9 Pages
-------------------------------                   ------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Hayman Advisors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,732,085
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,732,085
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,732,085
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-------------------------------                   ------------------------------
CUSIP No. 30218U108                               Page 3 of 9 Pages
-------------------------------                   ------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Hayman Investments, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,732,085
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,732,085
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,732,085
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

-------------------------------                   ------------------------------
CUSIP No. 30218U108                               Page 4 of 9 Pages
-------------------------------                   ------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            J. Kyle Bass
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                100
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,732,085
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                100
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,732,085
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,732,185
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN/HC
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 22, 2008, as amended by Amendment No. 1 to
Schedule 13D filed with the Commission on January 25, 2008 (as amended through this Amendment No. 2, the "Schedule 13D") and is being filed on behalf of Hayman Advisors, L.P., a Delaware limited partnership ("Hayman Advisors"), Hayman Investments, L.L.C., a Texas limited liability company ("Hayman Investments"), and J. Kyle Bass, an individual ("Mr. Bass" and, together with Hayman Advisors and Hayman Investments, the "Reporting Persons"). This Amendment No. 2 relates to the common stock, par value $.01 per share (the "Common Stock"), of ExpressJet Holdings, Inc., a Delaware corporation (the "Company"). Hayman Advisors is the investment advisor to Hayman Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Master Fund"), which directly owns the Shares (as defined below). Hayman Investments is the general partner of Hayman Advisors, and Mr. Bass is the managing member of Hayman Investments. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     The Master Fund has expended an aggregate of approximately $12,526,380 (excluding commissions) of its investment capital to acquire, in open market transactions, 3,732,085 shares (the "Shares") of the Common Stock reported herein. Mr. Bass has expended an aggregate of $330 (excluding commissions) of his personal funds to acquire, in an open market transaction, an additional 100 shares (the "Bass Shares") of Common Stock.

Item 4.   Purpose of the Transaction.

     Item 4 is hereby amended by adding the following thereto:

     On February 11, 2008, representatives of the Reporting Persons spoke by phone with James B. Ream, Chief Executive Officer of the Company, and Frederick
S. Cromer, Chief Financial Officer of the Company, about the Company's business, its relationship with Continental Airlines and developments in the airline industry. The Reporting Persons' representatives once again raised with the Company the serious issues they had communicated in their January 22, 2008 letter to Mr. Ream, but were not encouraged by management's response to believe that these important shareholder concerns would be adequately addressed by the Company's board of directors (the "Board") and management.

     As a result of this conversation, the Reporting Persons have concluded that the Company's shareholders would greatly benefit from inclusion on the Board of independent shareholder representatives who can present shareholders' perspectives on the strategic direction of the Company, challenge the Board and management to reconsider corporate initiatives and policies that may not serve the best interests of the Company and its shareholders, and bring focus to the maximization of value for the benefit of shareholders. Accordingly, the Reporting

Persons intend to nominate two individuals to stand for election as directors at the Company's 2008 annual meeting of shareholders (the "2008 Annual Meeting"), which is scheduled to be held on May 22, 2008.

     The persons intended to be nominated to stand for election at the 2008 Annual Meeting are Andrew Jent and William Loftus:

         Andrew N. Jent: Prior to joining Hayman Advisors in January 2008 as President, Mr. Jent was a Principal at CXO, LLC, an international crisis management and turnaround firm. Mr. Jent brings more than 17 years of experience in developing and implementing appropriate strategies designed to maximize corporate value including corporate turnarounds, financial reorganizations and asset sales, and advisory and interim management engagements. Additionally, Mr. Jent has held positions of responsibility with portfolio companies of several leading private equity firms, including Hicks Muse, Warburg Pincus, Willis Stein, Fleet Equity Partners, and Burr Egan Deleage.

         Mr. Jent earned his Bachelor's Degree in Business Administration with an emphasis in Finance from Texas Christian University.

         William F. Loftus: Mr. Loftus currently serves as a Managing Director for the LoftusGroup LLC, a management and consulting firm. Prior to founding the LoftusGroup in 1999, he held senior executive positions in several Fortune 100 companies, and served as Senior Vice President and Chief Financial Officer of USAir Inc. His recent consultant assignments have included positions as Chief Executive Officer, Chief Financial Officer and Chief Restructuring Officer in numerous situations, including serving as Executive Vice President and Chief Financial Officer for Hawaiian Airlines.

         Mr. Loftus earned degrees from Yale University (BA), University of Michigan Law School (JD), New York University Law School (LLM) and Harvard Business School (CFM).

     Pursuant to the Amended and Restated Bylaws of the Company (the "Bylaws"), notice of such nominations is required to be given to the Company no later than February 26, 2008, and the Reporting Persons intend to provide such notice on a timely basis in order to permit them to make such nominations at the 2008 Annual Meeting.

                                      * * *

     In connection with their intended proxy solicitation, the Reporting Persons intend to file a proxy statement with the Commission to solicit stockholders of the Issuer. THE REPORTING PERSONS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by the Reporting Persons: Hayman Advisors, Hayman Investments, the Master Fund, Mr. Bass, Andrew Jent ("Mr. Jent") and William Loftus ("Mr. Loftus"). Certain of these persons hold direct or indirect interests as follows: each of Hayman Advisors, Hayman Investments and the Master Fund may be deemed to beneficially own 3,732,085 shares of Common Stock; Mr. Bass may be deemed to beneficially own 3,732,185 shares of Common Stock; and neither Mr. Jent nor Mr. William Loftus beneficially owns any shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) As of the date of this Schedule 13D, Hayman Advisors and Hayman Investments beneficially own 3,732,085 shares of Common Stock, representing 6.8% of the 54,739,575 shares of Common Stock outstanding as of October 23, 2007, as reported in the Issuer's Quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 (the "Reported Shares"). Mr. Bass beneficially owns 3,732,185 shares of Common Stock, representing 6.8% of the Reported Shares. The percentages used herein and in the rest of this statement are calculated based upon the Reported Shares.

     (b) Hayman Advisors, Hayman Investments and Mr. Bass share voting and dispositive power over the 3,732,085 Shares. Mr. Bass has sole voting and dispositive power over the 100 Bass Shares.

     (c) Since the filing of Amendment No. 1 to the Schedule 13D on January 25, 2008, there have been no transactions in the Common Stock other than an open market purchase on February 8, 2008 of 100 shares by Mr. Bass at a purchase price of $3.30 per share and open market purchases by the Master Fund on February 8 and February 11 of, respectively, 181,239 shares at $3.07 per share and 46,121 shares at 3.10 per share.

     (d) Other persons, including Hayman Capital Partners, L.P. and Hayman Capital Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arranagements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety to read as follows:

     Under the Company's Restated Certificate of Incorporation (the "Charter") and the Bylaws, Common Stock cannot be voted by, or at the direction of, persons who are not "citizens of the United States" as defined in 49 U.S.C. 40102(a)(15) ("U.S. Citizens") unless that stock is registered on the "Foreign Stock Record" maintained by the Company to register voting stock held by non-U.S. Citizens. Because the Shares are owned by the Master Fund, a Cayman Islands entity and therefore not a U.S. Citizen, the Reporting Persons have taken the necessary steps under Section 8.3 of the Bylaws to have the Company register the Shares on its Foreign Stock Record. As a result of taking such steps, the Shares will be eligible to be voted at the 2008 Annual Meeting, provided the Shares continue to be held as of April 3, 2008, which is the record date established by the Company for the 2008 Annual Meeting.

     A copy of the letter to the Company requesting inclusion of the Shares on the Company's Foreign Stock Record is filed with this Amendment No. 2 as Exhibit 99.1, and is incorporated herein by reference. The text of the email response from the Company, confirming inclusion of the Shares on the Foreign Stock Record, is filed with this Amendment No. 2 as Exhibit 99.2, and is incorporated herein by reference.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the
Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     The following exhibits are filed as exhibits hereto:

99.1 Letter from J. Kyle Bass to Scott Peterson, General Counsel and Secretary of the Issuer, dated February 7, 2008, Requesting Inclusion of the Shares on the Issuer's Foreign Stock Record

99.2 Text of February 11, 2008 Response of Issuer to Request for Inclusion of the Shares on the Issuer's Foreign Stock Record

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 19, 2008

                                   Hayman Advisors, L.P.

                                   By:  Hayman Investments, L.L.C.
                                   Its: General Partner

                                   By:   /s/ J. Kyle Bass
                                         -----------------------------------
                                   Name:   J. Kyle Bass
                                   Title:  Managing Member


                                   Hayman Investments, L.L.C.

                                   By:   /s/ J. Kyle Bass
                                         -----------------------------------
                                   Name:   J. Kyle Bass
                                   Title:  Managing Member


                                   J. Kyle Bass

                                   By:      /s/ J. Kyle Bass
                                            --------------------------------
                                   Name:    J. Kyle Bass